Filed Pursuant to Rule 424(b)(3)

Registration No. 333-152653

CB RICHARD ELLIS REALTY TRUST

Supplement No. 16 dated December 15, 2010

to the Prospectus dated April 28, 2010

We are providing this Supplement No. 16 to you in order to supplement our prospectus dated April 28, 2010. This Supplement No. 16 provides information that shall be deemed part of, and must be read in conjunction with, the prospectus, which was supplemented by Supplement No. 15 dated November 23, 2010, which superseded and replaced all prior supplements to the registrant’s prospectus dated April 28, 2010. Capitalized terms used in this Supplement No. 16 have the same meanings in the prospectus unless otherwise stated herein. The terms “we,” “our,” “us” and CBRE REIT include CB Richard Ellis Realty Trust and its subsidiaries.

RECENT DEVELOPMENTS

Acquisition of 100 Kimball Drive

On December 10, 2010, we acquired 100 Kimball Drive located at 100 Kimball Drive, Parsippany, New Jersey. We acquired 100 Kimball Drive for approximately $60,250,000, exclusive of customary closing costs, using the net proceeds from this offering. Upon closing, we paid the Investment Advisor a $903,750 acquisition fee. 100 Kimball Drive is a five-story, 175,000 square foot office building completed in 2007 that is currently 100% net-leased to Deloitte LLP through July 2020. Deloitte LLP is the US member firm of Deloitte Touché Tohmatsu and one of the largest professional services firms in the United States. The estimated acquisition cap rate for 100 Kimball Drive is 7.2%.1

Duke Joint Venture Loan

On November 24, 2010, the Duke joint venture, through certain of its subsidiaries, entered into a $92,000,000 mortgage loan with Metropolitan Life Insurance Company. Our pro rata share of this mortgage is $73,600,000 based on our 80% ownership of the Duke joint venture. This mortgage carries a fixed interest rate of 4.25%, a term of five years, is secured on a cross-collateralized basis by nine of the Duke joint venture’s properties (22535 Colonial Pkwy, Celebration Office Center, Northpoint III, Goodyear Crossing Ind.

1 Acquisition cap rate equals annualized in-place net operating income divided by total acquisition cost for the property. Annualized in-place net operating income equals, on an annualized cash basis as derived from leases in-place at the time we acquire the property, rental income and tenant reimbursements less property and related expenses (operating maintenance, management fees and real estate taxes) and excludes other non-property income and expenses, interest expense, depreciation and amortization and our company-level general and administrative expenses.

Park II, 3900 North Paramount Parkway, 3900 South Paramount Parkway, 1400 Perimeter Park Drive, Miramar I and Miramar II) and may be prepaid subject to the satisfaction of certain conditions. We paid a financing payment fee of $328,000, our pro rata share, to CBRE Capital Markets, an affiliate of the Investment Advisor, at closing.

Pacific Corporate Park Loan

On December 7, 2010, we entered into a $85,000,000 secured term loan through a subsidiary with Wells Fargo Bank, National Association, or the Pacific Corporate Park Loan. The Pacific Corporate Park Loan has a seven-year term, monthly amortization of $250,000 and is secured by our 22110 Pacific Boulevard, 22260 Pacific Boulevard, 22265 Pacific Boulevard, 22270 Pacific Boulevard properties as well as the two parcels of undeveloped land located at 22275 Pacific Boulevard and 22341 Dresden Street. Upon closing of the Pacific Corporate Park Loan on December 7, 2010, we entered into an interest rate swap agreement with Wells Fargo Bank, National Association to effectively fix the interest rate on the entire outstanding Pacific Corporate Park Loan amount at 4.89% for its seven-year term. The Pacific Corporate Park Loan may be prepaid after 12 months subject to the satisfaction of certain conditions, including monetary payments. An origination fee of $765,000 was paid to Wells Fargo Bank, National Association and a financing payment fee of $425,000 was paid to CBRE Capital Markets, an affiliate of the Investment Advisor, at closing.

Recent IRS Regulations

On October 18, 2010, the IRS published final regulations that require us to report the cost basis and gain or loss to a shareholder upon the sale or liquidation of “covered shares.” For purposes of the final regulations, all shares acquired by non-tax exempt shareholders on or after January 1, 2011 will be considered “covered shares” and will be subject to the new reporting requirement. In addition, beginning on January 1, 2012, all shares acquired by non-tax exempt shareholders through our dividend reinvestment plan will also be considered “covered shares.”

Upon the sale or liquidation of “covered shares,” a broker must report both the cost basis of the shares and the gain or loss recognized on the sale of those shares to the shareholder and to the IRS on Form 1099-B. In addition, effective January 1, 2011, S-corporations will no longer be exempt from Form 1099-B reporting and shares purchased by an S-corporation on or after January 1, 2012 will be “covered shares” under the final regulations. If we take an organizational action such as a stock split, merger, or acquisition that affects the cost basis of “covered shares,” we will report to each shareholder and to the IRS a description of any such action and the quantitative effect of that action on the cost basis on an information return.

We have elected the first in, first out method as the default for calculating the cost basis and gain or loss upon the sale or liquidation of “covered shares.” Effective January 1, 2011, a non-tax exempt shareholder may elect a different method of computation until the settlement date of the sold or liquidated shares. The election must be made in writing on the Investor Change Form which will be available at www.cbrerealtytrust.com. We suggest that you consult with your tax advisor to determine the appropriate method of accounting for your investment.

Description of Shares

For the three and nine months ended September 30, 2010, we received requests to redeem 574,233.94 and 1,465,770.71 common shares pursuant to our share redemption program. We redeemed 100% and 100% of the redemption requests for the three and nine months ended September 30, 2010, respectively, at an average price per share of $9.25 and $9.15, respectively. We funded share redemptions for the periods noted above from the cumulative proceeds of the sale of our common shares pursuant to our dividend reinvestment plan.

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